EXHIBIT 99.3

--------- - 14475 1.1 0 Arco Platform Limited (the "Company" ) FORM OF PROXY FOR SHAREHOLDERS I/We Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company with shares respectively hereby appoint of or failing him/her of or failing him/her the duly appointed chairman of the Meeting (the "Chairman" ) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM" ) to be held on the 29 th day of April 2021 at 2 : 00 pm São Paulo time at the offices of the Company located at Rua Augusta 2840 , 9 th floor, suite 91 , Consolação, São Paulo - SP, 01412 - 100 , Brazil and at any adjournment of the AGM . My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matter specified in the Notice of the AGM as indicated on the reverse side : (Continued and to be signed on the reverse side.) NOTES IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY. 1 A proxy need not be a shareholder of the Company . A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead . 2 Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person . 3 Whether or not you propose to attend the AGM in person, you are strongly advised to vote as described in the Notice of the AGM or complete and sign the proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company marked for the attention of "Mariana Pacini", or send copies of the foregoing by email to proxy@astfinancial . com, no later than 11 . 59 p . m . , Eastern Time, on April 27 , 2021 . Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish . 4 If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders . For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares . 5 A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting . 6 No business shall be transacted at the AGM unless a quorum is present . As set out in the articles of association of the Company, one or more shareholders holding not less than one - third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non - natural person, by its duly authorised representative, constitutes a quorum of the shareholders . No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid . Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre - addressed envelope provided for that purpose so that your vote is received before 11:59 PM on April 27, 2021. E MAIL - proxy@astfinancial.com FAX - 718 - 765 - 8730

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF**

# ARCO PLATFORM LIMITED

**April 29, 2021**

**GO GREEN**

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**:
The Company's 2020 annual report
is available at https://investor.arcoplatform.com/investor-relations

Please sign, date and mail your proxy card as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030303000000001000 1 042921

**THE BOARD RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY VOTE "FOR" THE RESOLUTIONS.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** ☒

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil on April 29, 2021 at 2:00 pm (São Paulo time).

Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) on April 27, 2021.

**EMAIL** - proxy@astfinancial.com

**FAX** - 718-765-8730

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 1. **Resolution**: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2020 be approved and ratified; | ☐ | ☐ | ☐ |
| 2. **Resolution**: To resolve, as an ordinary resolution, that Carla Schmitzberger be appointed as a independent director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; and | ☐ | ☐ | ☐ |
| 3. **Resolution**: To resolve, as an ordinary resolution, that Beatriz Amary be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company. | ☐ | ☐ | ☐ |

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

1. Resolution : To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2020 be approved and ratified ; 2. Resolution : To resolve, as an ordinary resolution, that Carla Schmitzberger be appointed as a independent director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company ; and 3. Resolution : To resolve, as an ordinary resolution, that Beatriz Amary be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company . THE BOARD RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY VOTE “FOR” THE RESOLUTIONS. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you want to receive a paper or e - mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before April 19, 2021. Please visit https://investor.arcoplatform.com/investor - relations/, where the following materials are available for view: • Notice of Annual Meeting of Stockholders • Proxy Statement • Form of Electronic Proxy Card • Annual Report TO REQUEST MATERIAL: TO VOTE: TELEPHONE: 888 - Proxy - NA (888 - 776 - 9962) 718 - 921 - 8562 (for international callers) E - MAIL: info@astfinancial.com WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials ONLINE : To access your online proxy card, please visit www . voteproxy . com and follow the on - screen instructions or scan the QR code with your smartphone . You may enter your voting instructions at www . voteproxy . com up until 11 : 59 PM Eastern Time on April 27 , 2021 . IN PERSON : You may vote your shares in person by attending the Annual Meeting . TELEPHONE : To vote by telephone, please visit www . voteproxy . com to view the materials and to obtain the toll free number to call . MAIL : You may request a card by following the instructions above . COMPANY NUMBER ACCOUNT NUMBER CONTROL NUMBER Please note that you cannot use this notice to vote by mail. Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting of ARCO PLATFORM LIMITED To Be Held On: April 29, 2021 at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412 - 100, Brazil

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

# ARCO PLATFORM LIMITED

**April 29, 2021**

## PROXY VOTING INSTRUCTIONS

**INTERNET** - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

**TELEPHONE** - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST on April 27, 2021.

**MAIL** - Sign, date and mail your proxy card in the envelope provided as soon as possible.

**IN PERSON** - You may vote your shares in person by attending the Annual Meeting.

**GO GREEN** - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

| | |
|---|---|
| **COMPANY NUMBER** | |
| **ACCOUNT NUMBER** | |
| | |

**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**:
The Company's 2020 annual report
is available at https://investor.arcoplatform.com/investor-relations

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030303000000001000 1 042921

**THE BOARD RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY VOTE "FOR" THE RESOLUTIONS.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** ☒

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil on April 29, 2021 at 2:00 pm (São Paulo time).

Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) on April 27, 2021.

**EMAIL** - proxy@astfinancial.com

**FAX** - 718-765-8730

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 1. **Resolution**: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2020 be approved and ratified; | ☐ | ☐ | ☐ |
| 2. **Resolution**: To resolve, as an ordinary resolution, that Carla Schmitzberger be appointed as a independent director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; and | ☐ | ☐ | ☐ |
| 3. **Resolution**: To resolve, as an ordinary resolution, that Beatriz Amary be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company. | ☐ | ☐ | ☐ |

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.